                                               Filed Pursuant to Rule 424(b)(4)
                                               Registration No. 333-27859

PROSPECTUS



                                244,593 Shares


                                UTI ENERGY CORP.


                                  Common Stock

                                ---------------

         This Prospectus has been prepared for use in connection with the proposed sale by Quarles Drilling Corporation (the "Selling Stockholder") of UTI Energy Corp., a Delaware corporation (the "Company"), of an aggregate of 244,593 shares (the "Shares") of common stock, $.001 par value (the "Common Stock"), of the Company. The Shares may be offered and sold by the Selling Stockholder from time to time for a period of 120 days from the date hereof directly or through broker-dealers designated from time to time. The Shares may be sold from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices determined on a negotiated or competitive bid basis. Shares may be sold through a broker-dealer acting as agent or broker for a Selling Stockholder, or to a
broker-dealer acting as principal.   See "Plan of Distribution".

         The Common Stock is traded on the American Stock Exchange (the "AMEX") under the symbol "UTI". On May 23, 1997, the last reported sales price for the Common Stock as reported on the AMEX was $36 3/8 per share.

         The Company will receive no portion of the proceeds of the sale of the Shares offered hereby and will bear certain of the expenses incident to their registration. The Company has agreed to indemnify the Selling Stockholder against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the Selling Stockholder may be required to make in respect thereof. See "Plan of Distribution" and "Selling Stockholder".

         The Shares have not been registered for sale under the securities laws of any state or jurisdiction as of the date of this Prospectus. Brokers or dealers effecting transactions in the Shares should confirm the existence of any exemption from registration or the registration thereof under the securities laws of the states in which such transactions occur.

                                ---------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------




                 The date of this Prospectus is June 4, 1997.

                               TABLE OF CONTENTS

AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . .    2

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE . . . . . . . . .    3

THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . .    3

SELLING STOCKHOLDER . . . . . . . . . . . . . . . . . . . . . . .    4

PLAN OF DISTRIBUTION  . . . . . . . . . . . . . . . . . . . . . .    4

LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . .    5

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    5

PRO FORMA FINANCIAL STATEMENTS  . . . . . . . . . . . . . . . . .    6


         NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. UNDER NO CIRCUMSTANCES SHALL THE DELIVERY OF THIS PROSPECTUS OR ANY SALE MADE PURSUANT TO THIS PROSPECTUS CREATE ANY IMPLICATION THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.


                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission can be inspected at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, New York, New York 10048, or on the Internet at http://www.sec.gov. Copies of such material can also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy and information statements and other information concerning the Company can also be inspected and copied at the offices of the AMEX, 86 Trinity Place, New York, New York 10006-1881, on which the Common Stock is listed.

         The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the





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Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto, which may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission, and copies of which may be obtained from the Commission at prescribed rates. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents are incorporated herein by reference:

                 (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1996 as amended by Amendment No. 1 thereto on Form 10-K/A;

                 (b) The Company's Current Report on Form 8-K dated January 27, 1997, as amended by the Current Report on Form 8-K/A dated April 14, 1997;

                 (c) The Company's Current Report on Form 8-K dated April 11, 1997;

                 (d) The Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1997; and

                 (e) The Company's Registration Statement on Form 8-A dated November 29, 1993 (File no. 112542).

         All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock pursuant hereto shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than the exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Written or oral requests for such copies should be directed to the Company at 485 Devon Park Drive, Suite 112, Wayne, Pennsylvania 19087, Attention: Secretary (Telephone number: (610) 971-9600).


                                  THE COMPANY

         The Company is a leading provider of contract drilling services in the United States. The Company's drilling operations are currently concentrated in the prolific oil and natural gas producing basins of Oklahoma and Texas. The Company's rig fleet consists of 82 land drilling rigs with effective depth capabilities ranging from 4,000 to 25,000 feet. The Company also provides drilling and pressure





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
pumping services in the Appalachian Basis. The Company's corporate headquarters currently is located at 485 Devon Park Drive, Suite 112, Wayne, Pennsylvania 19087, Telephone: (610) 971-9600.



                              SELLING STOCKHOLDER

         This Prospectus constitutes a part of the Registration Statement filed by the Company pursuant to registration rights granted to the Selling Stockholder in an Asset Purchase Agreement dated December 31, 1996 (the "Agreement") by and between the Company and Quarles Drilling Corporation ("Quarles"). The Agreement was entered into in conjunction with the Company's acquisition of the contract drilling assets and certain operations of Quarles. Pursuant to the terms of the Agreement, the Company will pay all expenses of registering the Shares under the Securities Act, including, without limitation, all registration and filing fees, printing expenses and the fees and disbursements of the counsel and accountants for the Company. The Agreement also provides that the Company will indemnify the Selling Stockholder against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments the Selling Stockholder may be required to make in respect thereof. The Selling Stockholder will pay all fees and disbursements of its counsel and all brokerage fees, commissions and expenses, if any, applicable to the Shares sold by it.

         As of May 23, 1997, the Selling Stockholder owned 256,175 shares of Common Stock, constituting 6.6% of the Company's outstanding Common Stock on such date. This number of shares of Common Stock excludes an indeterminate number of shares of Common Stock that may be issued to the Selling Stockholder on or before June 30, 1997. Pursuant to the terms and conditions of the Agreement, the Selling Stockholder is entitled to receive additional shares of Common Stock in the event the market price of the Common Stock is less than $31.69 per share on the earlier of June 30, 1997, or the date a registration statement covering the resale of the Common Stock issued to the Selling Stockholder is declared effective. The number of additional shares will be equal to a number of shares sufficient to provide the Selling Stockholder with $8.1 million of Common Stock based on an average market price of the Common Stock over the 10 days prior to such date, calculated in accordance with the terms of the Agreement. In the event the average market price of the Common Stock is greater than $31.69 per share on such date, the Selling Stockholder is required to return a number of shares of Common Stock having a value (at such market price) equal to one-half of the amount by which the market price of the shares (at such market price) initially issued is greater than $8.1 million. Because the Selling Stockholder may offer all or a portion of the Shares pursuant to this Prospectus, no estimate can be given as to the number of shares of Common Stock that will be held by the Selling Stockholder upon termination of any sales.

         Don Quarles, the president and chief executive officer of the Selling Stockholder, is currently employed by the Company as a consultant.


                              PLAN OF DISTRIBUTION

         The Shares may be sold pursuant to the methods described below from time to time for a period of 120 days from the date hereof by or for the account of the Selling Stockholder on the AMEX or otherwise at prices and on terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by any one or more of the following methods: (a) a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) privately negotiated transactions. The Selling Stockholder may effect such transactions by selling Shares through broker-dealers, and such





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
broker-dealers may receive compensation in the form of commissions from the Selling Stockholder (which commissions will not exceed those customary in the types of transactions involved). The Selling Stockholder and any broker-dealers that participate in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profit on the sale of Shares by it and any fees and commissions received by any such broker-dealers may be deemed to be underwriting discounts and commissions.

         At the time a particular offering of Common Stock is made hereunder, to the extent required by law, a Prospectus Supplement will be distributed which will set forth the amount of Common Stock being offered and the terms of the offering, including the purchase price, the name or names of any dealers or agents, the purchase price paid for Common Stock purchased from the Selling Stockholder and any items constituting compensation from the Selling Stockholder.


                                 LEGAL MATTERS

         In connection with the Common Stock offered hereby, the validity of the shares being offered will be passed upon for the Company by Fulbright & Jaworski L.L.P., Houston, Texas.


                                    EXPERTS

         The consolidated financial statements of UTI Energy Corp. appearing in UTI Energy Corp.'s Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting an auditing.

         The statement on net assets acquired as of December 31, 1996 and the historical statement of gross contract drilling revenues, direct operating expenses and depreciation of the drilling operations of Quarles Drilling Corporation, for the year ended December 31, 1996, incorporated by reference into this prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.





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
                         PRO FORMA FINANCIAL STATEMENTS

         On January 27, 1997, pursuant to the terms and conditions of an Asset Purchase Agreement dated as of December 31, 1996 (the "Asset Purchase Agreement"), the Company acquired the contract drilling assets of Quarles Drilling Corporation (Quarles) for $16.2 million, consisting of $8.1 million and 256,175 shares of Common Stock having a value at the time the agreement was negotiated of $8.1 million. The cash portion of the purchase price was funded with advances under the Company's revolving line of credit of $4.1 million and a $4.0 million advance pursuant to a new bank term loan. The term loan bore interest at the bank's prime rate and was secured by a pledge of certain of the Company's accounts receivable and inventory. Under the terms of the Asset Purchase Agreement, Quarles is entitled to receive additional shares of Common Stock in the event the average market price (as defined in the Asset Purchase Agreement) of the Common Stock on the earlier of (i) June 30, 1997, or (ii) the date on which a registration statement covering the resale of the Common Stock issued to Quarles is declared effective, is less than $31.69 per share. The number of additional shares will be equal to a number of shares sufficient to provide Quarles with $8.1 million of Common Stock based on the average market price of the Common Stock on such date. In the event the average market price of the Common Stock is greater than $31.69 per share on such date, Quarles is required to return a number of shares of Common Stock having a value (at such average market price) equal to one-half of the amount by which the average market price of the shares initially issued is greater than $8.1 million. On April 11, 1997, the Company repaid in full the $4.0 million term loan. The acquisition was accounted for using the purchase method, and Quarles' operating results since January 27, 1997, have been consolidated with the operating results of the Company.

         The unaudited pro forma condensed statement of income assumes that the acquisition of Quarles occurred on January 1, 1997.

         The pro forma statements may not be indicative of the results that actually would have occurred if the acquisition had occurred on the dates indicated or which may be obtained in the future. The pro forma financial statements should be read in conjunction with the financial statements and notes of Quarles Drilling Company and the pro forma financial statements included in UTI's Form 8-KA dated April 14, 1997, UTI's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 and UTI's financial statements and notes contained in its Annual Report on Form 10-K for the year ended December 31, 1996, all of which are incorporated by reference herein.





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
                                UTI Energy Corp.
        Pro Forma Condensed Consolidated Statement of Income (Unaudited)
                       Three Months Ended March 31, 1997
                       (in thousands, except share data)



                                                           (1)              ACQUISITION
                                           UTI           QUARLES            ADJUSTMENTS
                                           AS              AS
                                        REPORTED        REPORTED         AMOUNT      NOTES      PROFORMA
                                       -----------      ---------       --------     -----    -----------
REVENUES                               $    34,368          3,407       $                     $    37,775

COSTS AND EXPENSES
 Cost of sales                              27,362          4,081            (90)     (A)          31,353
 Selling, general and administrative         2,334              0             90      (A)           2,424
 Depreciation and amortization               1,545             66             61      (B)           1,672
                                       -----------      ---------       --------              -----------
                                            31,241          4,147             61                   35,449
                                       -----------      ---------       --------              -----------

 Operating Income                            3,127           (740)           (61)                   2,326

OTHER INCOME (EXPENSE)
 Interest expense                             (479)                          (56)     (C)            (535)
 Other                                         227                                                    227
                                       -----------      ---------       --------              -----------
                                              (252)             0            (56)                    (308)
                                       -----------      ---------       --------              -----------
INCOME (LOSS) BEFORE
 INCOME TAXES                                2,875           (740)          (117)                   2,018


INCOME TAXES                                 1,031                          (305)     (D)             726
                                       -----------                      --------              -----------

NET INCOME                             $     1,844           (740)      $    188              $     1,292
                                       ===========      =========       ========              ===========
Earnings per common share:
 Primary                                      0.42                                                   0.29
                                       ===========                                            ===========
 Fully diluted                                0.42                                                   0.29
                                       ===========                                            ===========
Average common shares outstanding
 Primary                                 4,422,514                        99,381      (E)       4,521,895
 Fully diluted                           4,422,514                        99,381      (E)       4,521,895

(1) Amounts reported for Quarles reflect the historical gross drilling contract revenues, direct operating expenses and depreciation directly related to the assets acquired.

         Adjustments to Pro Forma Condensed Consolidated Statement of Income (Unaudited) for the three months ended March 31, 1997.

         (A) Costs and expenses related to selling activities have been reclassified. The Company does not expect to incur any incremental general and administrative expenses as a result of the acquisition.

         (B) Adjust depreciation expense based upon the restated value of property and equipment.

         (C)     Increased interest expense resulting from acquisition debt.

         (D)     Adjust tax expense or (benefit) at marginal rate.





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         (E)     Shares outstanding include stock issued pursuant to the Asset
                 Purchase Agreement assuming that the acquisition of Quarles occurred on January 1, 1997. The number of shares ultimately to be issued is dependent upon the average market price (as defined in the Asset Purchase Agreement) of the Common Stock on the earlier of the date a registration statement covering the resale of the Common Stock issued to Quarles is declared effective or June 30, 1997. The shares issued reflected in the Pro Forma Condensed Consolidated Statement of Income assumed a share price of $26.75, the market price at March 31, 1997.





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